MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

19 October 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor [redacted]
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Preliminary Scoping Study by ProMet Engineers Pty Ltd
Kihabe Base Metals Project, Botswana

The Company has a significant zinc, lead and silver anomaly, with copper and vanadium credits which covers a distance of some 2.4 kilometres, striking in a north east direction at Kihabe in Botswana. (For diagram visit Kihabe under the Projects Section at the Company's website www.mountburgess.com).

As previously announced by the Company this anomaly has been R.C. drill tested by four wide spaced drill sections over the length of the anomaly as follows:

Section 1	was drilled 400 metres north east of the south western end of the anomaly
Section 2	was drilled 400 metres to the north east of Section 1
Section 3	was drilled 1,200 metres to the north east of Section 2 and
Section 4	was drilled 200 metres to the north east of Section 3

The Company must emphasise that the wide-spaced drilling done to date on this project is not sufficient to generate a categorised resource in terms of the JORC Code; however it believes that the drilling results indicate the probability of a significant mineralised system 2,400 metres long and 35 metres wide. Samples from drill holes from the four drill sections, which were subject to mixed acid digestion and analysis by ICP-OES, show average grades of 3% zinc, 1% lead and 28 grammes per tonne of silver. Initial metallurgical testwork conducted on drill chips, and announced to the market of 24 September 2004, shows that recoveries for each of zinc, lead and silver are all in the 90 percentile.

Based on the possibility of future demand generating higher base metal prices in the longer term, the Company engaged ProMet Engineers Pty Ltd to conduct a scoping study on the project as it currently stands.

Results from this scoping study have shown to be very encouraging and on the premise that planned infill drilling generates similar results to those achieved from the wide spaced drilling done to date, the Company could have a project capable of generating significant cash flows.

Results from the scoping study, which are released with the consent of Promet Engineers, are as follows:

PROMET ENGINEERS EXECUTIVE SUMMARY, PRELIMINARY SCOPING STUDY, KIHABE BASE METALS PROJECT

Mount Burgess Mining NL (Mt Burgess) is the owner of the Kihabe Base Metals Project in Botswana.

The Project is located on the western border of Botswana and is approximately 385 kilometres east of the Namibian town of Tsumeb.

Mineralisation at Kihabe continues westwards onto Mt Burgess's tenements in Namibia.

Kihabe is a highly prospective mineralized zone, with initial drilling and testwork indicating the potential for the Project to be commercially viable.

Whilst additional drilling and testwork will need to be undertaken to delineate a JORC compliant resource and confirm likely recoveries, the potential for this to occur based on the data reviewed by ProMet appears to be high.

The Kihabe mineralised zone over which drilling has been carried out to date, extends for a distance of approximately 2.4 kilometres.

Six anomalous base metal zones within close proximity of the Kihabe mineralised zone have been defined by drilling and soil sampling, including a massive sulphide gossan yielding 3.9% Zinc, 12.4% Lead, 102 grams per tonne of Silver and 1.6 % Vanadium.

In addition, copper values of > 0.5% have been returned from drilling that has been terminated in mineralisation.

For the purposes of this study ProMet has produced a base case financial model based on an initial open cut tonnage of 17,500,000 tonnes to 100 metres depth with average grades for Zinc of 3%, Lead 1% and Silver at 28 grams per tonne.

Additional models have been produced that include Vanadium at 0.05% and Copper at 0.05% however it must be noted that insufficient drilling and testwork has yet been undertaken to allow for these minerals to be included in the base case model.

The Project economics have been based on mining and processing 2,500,000 tonnes of ore per annum at a stripping ratio of three tonnes of waste for each tonne of ore.

The proposed plant design is based on crushing the run of mine to < 300 mm that will be fed into a sag mill and then into a ball mill with < 45um material undergoing floatation to produce separate lead-silver and zinc concentrates.

Copper and/or Vanadium will also be produced along with the other products by means of selective sequential floatation, this being subject only to sufficient grade being delineated to justify their recovery.

The process plant will have dedicated individual circuits for each concentrate which will be thickened and then pumped to surge tanks prior to filtration.

The filtered concentrate will then be stored undercover and bagged prior to being loaded onto trucks and transported by road to the smelter.

An order of magnitude capital and operating cost estimate has been undertaken based on the above with costs being compiled using ProMet Engineers in-house database.

Please note that ProMet has taken a conservative approach to this study using Australian costs for the mining, plant capital and operating costs plus the associated infrastructure and the transport costs to the smelter.

The mining and road transport costs are based upon using mining and transport contractors for these activities with the capital for their plant and equipment being provided by the contractors based on five year contracts being entered into between the contractors and Mt Burgess.

All other capital expenditure, based on an order of magnitude level of accuracy is USD 100,000,000.

The estimated operating costs are USD 22.28 per tonne delivered to the smelter.

The metal prices used for this model are based on LME forecast pricing as follows:

Zinc	USD 1.358 per tonne
Lead	USD 925 per tonne and
Silver	USD 229.878 per tonne,

which combined yield a total in ground value of USD 40.89 per tonne.

Whilst preliminary testwork undertaken to date has produced recoveries of 94% for Zinc, 93% for Lead and 91% for Silver, ProMet has used the following yields in the financial model:

- Zinc 70%
- Lead 85%
- Silver 70%

Please note at the conclusion of the next scheduled testwork programme the model will be revised to reflect the expected increase in yields.

The base case geared model for the Project is showing an NPV of USD 56.79 million at a 10 % discount and an IRR of 31.9%.

end of ProMet Executive Summary

The Company is currently calling for tenders to infill drill the Kihabe zone of mineralisation and conduct exploration drilling on the other six defined anomalies, which are within a 15 km radius of Kihabe.

Yours faithfully,

Martin Spence
Exploration Director

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy.

Mr Spence is a full time employee of the Company.

Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

RECEIVED
2006 JAN -5 P 3:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alfred Patrick Stirling
Date of last notice	Appendix 3Y on 27 January 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Alfred Patrick Stirling
INDIRECT INTEREST	A P Stirling - Grandchild A C Stirling – Adult Child
	A G P Stirling – Adult Child AV Stirling – Adult Child A L Stirling – Adult Child Buckton Holdings Ltd – unlisted company Buckton Homes Ltd – unlisted company N T Stirling - Spouse
Date of change	Fully paid shares – 20/21 October 2005 Unlisted Options – 26 August 2005
No. of securities held prior to change **DIRECT INTEREST**	
A P Stirling	2,450,000 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST **A P Stirling - Grandchild**	20,000 ordinary fp shares
A C Stirling - Adult Child **A G P Stirling - Adult Child**	500,000 ordinary fp shares 500,000 ordinary fp shares
A V Stirling – Adult child **A L Stirling – Adult child**	500,000 ordinary fp shares 670,694 ordinary fp shares
Buckton Holdings Ltd – unlisted company **Bucton Homes Ltd – unlisted company**	1,000,000 ordinary fp shares 2,500,000 ordinary fp shares

+ See chapter 19 for defined terms.

TOTAL	8,390,694 ordinary fp shares 500,000 unlisted options
Class	Ordinary fp shares Unlisted Options
<u>Number acquired</u> **On market purchases**	 415,000 fully paid shares
From Employee Share Option Plan	500,000 unlisted options
<u>Number disposed</u>	nil
Value/Consideration - purchases Note: If consideration is non-cash, provide details and estimated valuation.	$45,255 for fully paid shares Nil for unlisted options (Black-Scholes valuation as at 15/07/05 was $0.032 per option)
No. of securities held after change	8,805,694 ordinary fp shares 1,000,000 unlisted options
DIRECT INTEREST **A P Stirling**	 2,855,000 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **A P Stirling – Grandchild** **A C Stirling – Adult child** **AGP Stirling – Adult child** **A V Stirling – Adult child** **A L Stirling – Adult child** **N T Stirling – Spouse** **Buckton Holdings Ltd – unlisted company** **Buckton Homes Ltd unlisted company**	 20,000 ordinary fp shares 500,000 ordinary fp shares 500,000 ordinary fp shares 500,000 ordinary fp shares 670,694 ordinary fp shares 250,000 ordinary fp shares 1,000,000 ordinary fp shares 2,500,000 ordinary fp shares
TOTAL	8,805,694 ordinary fp shares 1,000,000 unlisted options
Nature of Changes	On Market Purchases for fp shares Employee Share Option Plan for options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	

+ See chapter 19 for defined terms.

Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 24 October 2005

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Godfrey Edward Taylor**
Date of last notice	Initial Director's Interest Notice on 16 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Fortel Pty Ltd E A Taylor Taylor Investments
Date of change	26 August 2005
No. of securities held prior to change	2,247,339 fully paid shares 500,000 unlisted Employee Share Options
Class	
Number acquired	500,000 unlisted Employee Share Options
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil (Black-Scholes valuation as at 15/7/05 was $0.032 per option)
No. of securities held after change	2,247,339 fully paid shares 1,000,000 unlisted Employee Share Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of unlisted options from the Company's Employee Share Option Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Date Lodged: 24 October 2005

CHANGE OF DIRECTOR`S INTEREST NOTICE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald William O'Regan
Date of last notice	5 December 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct**	**Indirect**	**Indirect**	**TOTAL**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ronald William O'Regan	Mrs Jennifer O'Regan (spouse)	Swan Alley Nominees ISA a/c (held in Citicorp Nominees)	
Date of change	26/8/05			
No. of securities held prior to change **Unlisted Options**	1,863,200 500,000	1,136,800	550,000	3,550,000 500,000
Class A **Class B**	Ord Fl Pd Unlst Opt			
Number acquired...B	500,000			
Number disposed...	nil			

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil (Black-Scholes valuation as at 15/7/05 was $0.032 per option)			
No. of securities held after change	1,863,200 1,000,000	1,136,800	550,000	3,550,000 1,000,000
Nature of Change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of unlisted options from the Company's Employee Share Option Plan.			

Part 2 - Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 24 October 2005

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Martin Lindsay Spence
Date of last notice	Appendix 3X on 21 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	26 August 2005
No. of securities held prior to change	500,000 unlisted options
Class	Unlisted options from Employee Share Option Plan
Number acquired	500,000
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil (Black-Scholes valuation as at 15/7/05 was $0.032 per option)
No. of securities held after change	1,000,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of unlisted options from the Company's Employee Share Option Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Date Lodged: 24 October 2005

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nigel Raymond Forrester
Date of last notice	26 September 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Nigel Raymond Forrester
INDIRECT INTEREST	Caroline Forrester (daughter) Claire Forrester (daughter)
	Jan Forrester (spouse) EST D M Forrester (late mother)
	Salto Pty Ltd Beta Man Svc. S/F a/c
Date of change	Various – (Amendments to previously disclosed shareholdings)
No. of securities held prior to change DIRECT INTEREST	
Nigel Raymond Forrester	7,245,576 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST Caroline Forrester (daughter)	273,000 ordinary fp shares
Claire Forrester (daughter)	161,000 ordinary fp shares
Jan Forrester (spouse)	434,910 ordinary fp shares 250,000 unlisted options
Est DM Forrester (late mother)	13,860 ordinary fp shares
Salto Pty Ltd Beta Man Svc S/F a/c	1,000,000 ordinary fp shares 2,520,000 ordinary fp shares

TOTAL	11,648,346 ordinary fp shares 750,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired	
Beta Management Services Superannuation Fund (BMSSF)	
1. On market Purchases	50,000 shares
2. Transfer from N R Forrester (Shares purchased by N R Forrester as trustee for BMSSF registered incorrectly in the private name of N R Forrester)	160,000 shares
3. Purchased from N R Forrester (off Market)	840,000 shares
N R Forrester	
4. Grant of Unlisted Options from the Company's Employee Share Option Plan.	500,000 options
J E Forrester	
5. Grant of unlisted options from the Company's Employee Share Option Plan.	500,000 options
Number Disposed	
N R Forrester	
6. Transfer to BMSSF shares incorrectly registered in N R Forrester private name	(50,000) shares
7. Transfer to BMSSF shares incorrectly registered in N R Forrester private name	(160,000) shares
8. Sold off market to BMSSF	(840,000) shares
9. Sold on market	(98,000) shares
C A Forrester (Daughter)	
10. Sold on Market	(100,000) shares
J E Forrester (Spouse)	
11. Donated	(13,000) shares

Value/Consideration – purchases/acquisitions 1. 2. 3. 4. 5. **Value/Consideration – Disposals** 6 7 8 9 10 11 Note: If consideration is non-cash, provide details and estimated valuation.	 $5,086 $16,800 $69,277 NIL (Black & Scholes valuation 15/7/05 $0.032 per option.) NIL (Black & Scholes valuation 15/7/05 $0.032 per option) ($5,086) ($16,800) ($69,277) ($10,780) ($17,500) ($1,500)
No. of securities held after change	
DIRECT INTEREST **Nigel Raymond Forrester**	6,097,576 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **Caroline Forrester (daughter)** **Claire Forrester (daughter)** **Jan Forrester (spouse)** **Est DM Forrester (late mother)** **Salto Pty Ltd** **Beta Man Svc S/F a/c**	 273,000 ordinary fp shares 61,000 ordinary fp shares 421,910 ordinary fp shares 750,000 unlisted options 13,860 ordinary fp shares 1,000,000 ordinary fp shares 3,570,000 ordinary fp shares
TOTAL	11,437,346 ordinary fp shares 1,750,000 unlisted options

Nature of Changes	As per explanatory details

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 25 October 2005

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

26 October 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

TSUMKWE DIAMOND EXPLORATION PROJECT NAMIBIA *(Listing Rule 3.1)*
Further Fresh Kimberlitic Garnets Recovered from Drilling

Following the announcements released by the Company on the 26 and 30 August 2005, reporting the recovery of very fresh kimberlitic garnets from drilling in the western portion of the Tsumkwe Diamond Project, the Company has conducted further drilling in this area. Results from this drilling have produced further very fresh Class 4[1] kimberlitic garnets concentrated in an area of 1.5 sq km.

NAM 772 contained 11 kimberlitic garnets, 5 of which were fresh Class 4 garnets (announced to the market 26 August 2005)

NAM 773 Drilled 500m west of NAM 772 contained 5 kimberlitic garnets, 2 of which were very fresh Class 4 garnets (announced to the market 30 August 2005).

NAM 775 Drilled 1000m south east of NAM 772 contained 9 kimberlitic garnets, 7 of which were very fresh Class 4 garnets (announced to the market on 30 August)

NAM 800 Drilled 500m south west of NAM 773 and 1300m west north west of NAM 775 contained 2 very fresh Class 4 kimberlitic garnets. Results from this drill hole were identified by the Company's microscopist yesterday.

As all of the above holes contain fresh Class 4 garnets it is believed that they have been sourced from a local kimberlite.

A number of G10 garnets[2] and a diamond have previously been recovered in this area.

The Company will mobilise the drilling rig into this area within the next few days to drill further magnetic targets.

[1]*Classification of Indicator Mineral Grains to determine the Distance they have travelled*

	Mineral grains with remnants of their original surface	*Mineral grains without remnants of their original surface*
Grains that do not show any signs of wear indicating that they are either on kimberlite or have travelled only a short distance from a kimberlite source	*Class 1*	*Class 4*
Grains that show a slight amount of wear indicating that they have travelled a short to moderate distance from a kimberlite source	*Class 2*	*Class 5*
Grains that show moderate to extensive amounts of wear indicating that they could have travelled a moderate to a long distance from a kimberlite source	*Class 3*	*Class 6*

[2]G10 (Group 10) garnets belong to Dawson and Stephens' (1975) diamond-inclusion garnet group. G10 garnets are similar to garnet inclusions often found within diamonds, indicating that G10 garnets are likely to be derived from deep-seated sources within the diamond stability field and have shed from a diamond bearing kimberlite.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy.

Mr Spence is a full time employee of the Company.

Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

27 October 2005

The Australian Stock Exchange Limited,
Company Announcements Office,
10th Floor,
20 Bond Street
Sydney NSW
Australia

TSUMKWE DIAMOND PROJECT - NAMIBIA *(Listing Rule 3.1)*
Further Fresh Kimberlitic Garnets Recovered from Drilling.

Since the announcement released to the market yesterday, reporting the recovery of very fresh kimberlitic garnets from drill holes NAM 772, 773, 775 and NAM 800 drilled within a concentrated area of 1.5 square km, the Company has received further results overnight from drill hole NAM 803.

NAM 803, which was drilled 3km south of NAM 775, contained 3 very fresh Class 4 kimberlitic garnets[1] indicating the possibility of a local kimberlite source.

A number of G10 Garnets[2] and a diamond have previously been recovered in this area.

Selected aeromagnetic targets will be drilled in the area of interest in the coming week.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy.

Mr Spence is a full time employee of the Company.

Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

[1]***Classification of Indicator Mineral Grains to determine the Distance they have travelled***

	Mineral grains with remnants of their original surface	Mineral grains without remnants of their original surface
Grains that do not show any signs of wear indicating that they are either on kimberlite or have travelled only a short distance from a kimberlite source	Class 1	Class 4
Grains that show a slight amount of wear indicating that they have travelled a short to moderate distance from a kimberlite source	Class 2	Class 5
Grains that show moderate to extensive amounts of wear indicating that they could have travelled a moderate to a long distance from a kimberlite source	Class 3	Class 6

[2]*G10 (Group 10) garnets belong to Dawson and Stephens' (1975) diamond-inclusion garnet group. G10 garnets are similar to garnet inclusions often found within diamonds, indicating that G10 garnets are likely to be derived from deep-seated sources within the diamond stability field and have shed from a diamond bearing kimberlite.*

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

QUARTERLY REPORT

30 SEPTEMBER 2005

Highlights

AUSTRALIA

TELFER, WESTERN AUSTRALIA - GOLD EXPLORATION

Results from deep diamond core drilling conducted by Barrick Gold of Australia Limited, are now subject to review to determine the future direction of the project.

AFRICA

NAMIBIA, TSUMKWE -DIAMOND EXPLORATION

Very fresh kimberlitic garnets were recovered from follow up percussion drilling conducted over areas which previously yielded high kimberlitic garnet counts in the western portion of the tenements.

BOTSWANA - KIHABE BASE METALS PROJECT

A scoping study commissioned to assess the economic viability of the Kihabe silver, lead, zinc zone of mineralisation shows that the project has the potential to generate significant cash flows. Further infill drilling will be conducted.

MOUNT BURGESS MINING N.L.

REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2005

AUSTRALIA

TELFER GOLD PROJECT

(Mount Burgess Mining N.L 100%, Barrick Gold of Australia Limited has the right to initially earn 51%)

East Thompsons Dome

Results were received from the final diamond hole (BTDDD004) drilled as part of Barrick's assessment of the Telfer Joint Venture area. Assay results for this hole returned: 1m@11.47g/t from 60-61m and 1m@2.03g/t from 710-711m.

Results obtained from the whole programme of four deep diamond holes are now subject to review to determine the future direction of the project.

AFRICA

Namibia, Tsumkwe - Diamond Exploration

EPL's 2012, 2014, 2818, 2817, 2819, 3019 and 3020

(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resources (Pty) Ltd 10%) EPL's 3021 and 3022 MTB (Namibia)(Proprietary) Ltd 100%

Open Hole Percussion Drilling

During this quarter 34 percussion holes were drilled for 2871 metres in the western area of the project, where previous drilling has yielded either high counts of kimberlitic garnets or very fresh kimberlitic garnets.

From these drill holes, 312 samples were concentrated to the 0.4-0.8mm and 0.8-1.2mm fractions and 72 of these samples returned positive results.

The following RAB drill hole results are significant as they contain either very fresh Class 4 garnets or very high counts of garnets.

Drill Hole Number	Class 4 Garnets[1] *(Refer to Garnet Classification Table)*	Class 5 Garnets[1] *(Refer to Garnet Classification Table)*	Class 6 Garnets[1] *(Refer to Garnet Classification Table)*
NAM 759		1	10
NAM 760		1	7
NAM 761			6
NAM 767	1	1	
NAM 768		3	1
NAM 772	6	4	4
NAM 773	2	3	
NAM 774	2	1	
NAM 775	7	2	

Drill holes NAM 772 to 775 which contain fresh class 4 kimberlite garnets are grouped in a 9 sq km area that previously returned fresh loam kimberlitic indicator minerals. Drill data and depth to basement is currently being assessed to define a possible local source.

Since the end of this quarter further drilling has been conducted in this area, resulting in two more holes producing very fresh pyrope garnets. NAM 800 produced 2 fresh Class 4 pyrope garnets and NAM 803 produced 3 very fresh Class 4 pyrope garnets.

A number of magnetic targets have been selected for immediate drilling in this area which has previously yielded significant numbers of G10 garnets[2] and a diamond.

Loam Sampling[3]

76 loam samples were collected, 54 were concentrated and examined by microscope for kimberlitic indicator minerals during this quarter. Of these 35 samples were positive for kimberlite indicator minerals. Included in this were:

Loam Number	Class 4 Garnets[1] *(Refer to Garnet Classification Table)*	Class 5 Garnets[1] *(Refer to Garnet Classification Table)*	Class 6 Garnets[1] *(Refer to Garnet Classification Table)*
NN3561		1	3
NN3560		1	5
NN3571			7
NN3586		1	2
NN3613			4

Namibia, Tsumkwe - Base Metal Exploration
EPL 3022
(Mount Burgess Mining N.L. 100%)

A further 8 percussion holes were drilled to source the Induced Polarity[4] (I.P) anomaly in the east Tsumkwe base metal project area. Three of these holes failed to reach the projected target depth the remaining five were drilled to intersect the I.P response below the modelled depth of approximately 35 metres.

No base metals were intersected nor was there any indication of the cause for this large and very intense I.P response.

A wildcat hole was drilled into a separate base metal soil geochemical target and returned 66 metres of 2.37g/t silver together with minor lead and zinc values.

Kihabe, Botswana - Base Metal Exploration
PL 69/2003
(Mount Burgess Mining N.L. 100%)

The Company has a significant zinc, lead and silver anomaly, with copper and vanadium credits which covers a distance of some 2.4 kilometres, striking in a north east direction at Kihabe in Botswana. (For diagram visit Kihabe under the Projects Section at the Company's website www.mountburgess.com)

As previously announced by the Company this anomaly has been R.C. drill tested by four wide spaced drill sections over the length of the anomaly as follows:

Section 1 was drilled 400 metres north east of the south western end of the anomaly

Section 2 was drilled 400 metres to the north east of Section 1

Section 3 was drilled 1,200 metres to the north east of Section 2 and

Section 4 was drilled 200 metres to the north east of Section 3

The Company must emphasise that the wide-spaced drilling done to date on this project is not sufficient to generate a categorised resource in terms of the JORC Code; however it believes that the drilling results indicate the probability of a significant mineralised system 2,400 metres long and 35 metres wide. Samples from drill holes from the four drill sections, which were subject to mixed acid digestion and analysis by ICP-OES, show average grades of 3% zinc, 1% lead and 28 grammes per tonne of silver. Initial metallurgical testwork conducted on drill chips, and announced to the market of 24 September 2004, shows that recoveries for each of zinc, lead and silver are all in the 90 percentile.

Based on the possibility of future demand generating higher base metal prices in the longer term, during the quarter the Company engaged ProMet Engineers Pty Ltd to conduct a scoping study on the project as it currently stands.

Results from this scoping study have shown to be very encouraging and on the premise that planned infill drilling generates similar results to those achieved from the wide spaced drilling done to date, the Company could have a project capable of generating significant cash flows.

Results from the scoping study, which are released with the consent of Promet Engineers, are as follows:

PROMET ENGINEERS EXECUTIVE SUMMARY, PRELIMINARY SCOPING STUDY, KIHABE BASE METALS PROJECT

Mount Burgess Mining NL (Mt Burgess) is the owner of the Kihabe Base Metals Project in Botswana.

The Project is located on the western border of Botswana and is approximately 385 kilometres

Mineralisation at Kihabe continues westwards onto Mt Burgess's tenements in Namibia.

Kihabe is a highly prospective mineralized zone, with initial drilling and testwork indicating the potential for the Project to be commercially viable.

Whilst additional drilling and testwork will need to be undertaken to delineate a JORC compliant resource and confirm likely recoveries, the potential for this to occur based on the data reviewed by ProMet appears to be high.

The Kihabe mineralised zone over which drilling has been carried out to date, extends for a distance of approximately 2.4 kilometres.

Six anomalous base metal zones within close proximity of the Kihabe mineralised zone have been defined by drilling and soil sampling, including a massive sulphide gossan yielding 3.9% Zinc, 12.4% Lead, 102 grams per tonne of Silver and 1.6 % Vanadium.

In addition, copper values of > 0.5% have been returned from drilling that has been terminated in mineralisation.

For the purposes of this study ProMet has produced a base case financial model based on an initial open cut tonnage of 17,500,000 tonnes to 100 metres depth with average grades for Zinc of 3%, Lead 1% and Silver at 28 grams per tonne.

Additional models have been produced that include Vanadium at 0.05% and Copper at 0.05% however it must be noted that insufficient drilling and testwork has yet been undertaken to allow for these minerals to be included in the base case model.

The Project economics have been based on mining and processing 2,500,000 tonnes of ore per annum at a stripping ratio of three tonnes of waste for each tonne of ore.

The proposed plant design is based on crushing the run of mine to < 300 mm that will be fed into a sag mill and then into a ball mill with < 45um material undergoing floatation to produce separate lead-silver and zinc concentrates.

Copper and/or Vanadium will also be produced along with the other products by means of selective sequential floatation, this being subject only to sufficient grade being delineated to justify their recovery.

The process plant will have dedicated individual circuits for each concentrate which will be thickened and then pumped to surge tanks prior to filtration.

The filtered concentrate will then be stored undercover and bagged prior to being loaded onto trucks and transported by road to the smelter.

An order of magnitude capital and operating cost estimate has been undertaken based on the above with costs being compiled using ProMet Engineers in-house database.

Please note that ProMet has taken a conservative approach to this study using Australian costs for the mining, plant capital and operating costs plus the associated infrastructure and

The mining and road transport costs are based upon using mining and transport contractors for these activities with the capital for their plant and equipment being provided by the contractors based on five year contracts being entered into between the contractors and Mt Burgess.

All other capital expenditure, based on an order of magnitude level of accuracy is USD 100,000,000.

The estimated operating costs are USD 22.28 per tonne delivered to the smelter.

The metal prices used for this model are based on LME forecast pricing as follows:

Zinc	USD 1.358 per tonne
Lead	USD 925 per tonne and
Silver	USD 229.878 per tonne,

which combined yield a total in ground value of USD 40.89 per tonne.

Whilst preliminary testwork undertaken to date has produced recoveries of 94% for Zinc, 93% for Lead and 91% for Silver, ProMet has used the following yields in the financial model:

- Zinc 70%
- Lead 85%
- Silver 70%

Please note at the conclusion of the next scheduled testwork programme the model will be revised to reflect the expected increase in yields.

The base case geared model for the Project is showing an NPV of USD 56.79 million at a 10 % discount and an IRR of 31.9%.

end of ProMet Executive Summary

The Company is currently calling for tenders to infill drill the Kihabe zone of mineralisation and conduct exploration drilling on the other six defined anomalies, which are within a 15 km radius of Kihabe.

GLOSSARY

1. *Classification of Indicator Mineral Grains to determine the Distance they have travelled*

	Mineral grains with remnants of their original surface	*Mineral grains without remnants of their original surface*
Grains that do not show any signs of wear indicating that they are either on kimberlite or have travelled only a short distance from a kimberlite source	*Class 1*	*Class 4*
Grains that show a slight amount of wear indicating that they have travelled a short to moderate distance from a kimberlite source	*Class 2*	*Class 5*
Grains that show moderate to extensive amounts of wear indicating that they could have travelled a moderate to a long distance from a kimberlite source	*Class 3*	*Class 6*

2. *G10 (Group 10) garnets belong to Dawson and Stephens' (1975) diamond-inclusion garnet group. G10 garnets are similar to garnet inclusions often found within diamonds, indicating that G10 garnets are likely to be derived from deep-seated sources within the diamond stability field and have shed from a diamond bearing kimberlite.*

3. *One of the methods applied in exploring for kimberlites is to collect loam samples from the surface of the ground and determine whether they contain kimberlitic indicator minerals. If loam samples are found to contain kimberlitic indicator minerals, it is possible that a kimberlite could be within or close to the area being sampled.*

4. *Inverse Polarisation Survey*

   A survey to determine the electrical chargeability of underlying rocks. Certain minerals such as sulphides and graphites have a high chargeability which should be detected by such a survey. Certain sulphides can contain gold, nickel, base metal and many other forms of mineralisation.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy.

Mr Spence is a full time employee of the Company.

Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

CORPORATE

Share Placement

During the quarter the following share placement was made.

7,000,000 shares at A$0.10 per share as announced on 5 September 2005 to raise an additional A$700,000.

Company Website/Email announcements

As soon as any Company announcements are made and then released to the market via the ASX, they are placed on the Company's Website at www.mountburgess.com. Shareholders wishing to receive an email copy of announcements as they are made can email mtb@mountburgess.com with a request to be put on the Company's mailing list.

Appendix 5B
Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MOUNT BURGESS MINING N.L.

ABN	Quarter ended ("current quarter")
31009067476	30 September 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for:		
	(a) exploration and evaluation	(421)	(421)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(235)	(235)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	4	4
1.5	Interest and other costs of finance paid	(1)	(1)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(653)	(653)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(4)	(4)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(4)	(4)
1.13	Total operating and investing cash flows (carried forward)	(657)	(657)

1.13	Total operating and investing cash flows (brought forward)	(657)	(657)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	700	700
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other – Placement Fees	(58)	(58)
	Other – Lease repayments	(3)	(3)
	Net financing cash flows	639	639
	Net increase (decrease) in cash held	(18)	(18)
1.20	Cash at beginning of quarter/year to date	538	538
1.21	Exchange rate adjustments to item 1.20	7	7
1.22	**Cash at end of quarter**	527	527

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	101
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Barrick Gold of Australia Limited/Mount Burgess Mining N.L. Telfer Joint Venture
Barrick has spent $157,542 in the September quarter and $3,624,811 in total as per their obligation in the JV Agreement

Financing facilities available
Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	256	249

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	200
4.2	Development	-
	Total	200

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
5.1 Cash on hand and at bank	38	57
5.2 Deposits at call	489	411
5.3 Bank overdraft	-	-
5.4 Other (cash in transit)	-	70
Total: cash at end of quarter (item 1.22)	527	538

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	171,040,000	171,040,000		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	7,000,000	7,000,000		
7.5	**+Convertible debt securities** *(description)*	N/A			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Employee Share Plans			*Exercise Price*	*Expiry date*
		1,750,000	Nil	25 cents	31/12/05
		850,000	Nil	25 cents	31/12/06
		100,000	Nil	25 cents	31/12/07
		2,200,000	Nil	25 cents	31/12/09
		3,000,000	Nil	25 cents	31/12/10
7.8	Issued during quarter	3,000,000	Nil	25 cents	31/12/10
7.9	Exercised during quarter	Nil			
7.10	**CANCELLED** during quarter	Nil			
7.11	**Debentures** *(totals only)*	N/A			

7.12	**Unsecured notes** *(totals only)*	N/A	

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Dean Scarparolo (Company Secretary) Date: 28 October 2005

Print name: DEAN A SCARPAROLO

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

= == == == ==

RECEIVED
2006 JAN -5 P 3:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alfred Patrick Stirling
Date of last notice	24 October 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Alfred Patrick Stirling
INDIRECT INTEREST	A P Stirling - Grandchild A C Stirling – Adult Child
	A G P Stirling – Adult Child AV Stirling – Adult Child A L Stirling – Adult Child Buckton Holdings Ltd – unlisted company Buckton Homes Ltd – unlisted company N T Stirling - Spouse
Date of change	Fully paid shares –25 & 28 October 2005
No. of securities held prior to change **DIRECT INTEREST**	
A P Stirling	2,855,000 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **A P Stirling - Grandchild**	20,000 ordinary fp shares
A C Stirling - Adult Child **A G P Stirling - Adult Child**	500,000 ordinary fp shares 500,000 ordinary fp shares
A V Stirling – Adult child **A L Stirling – Adult child** **N T Stirling – Spouse**	500,000 ordinary fp shares 670,694 ordinary fp shares 250,000 ordinary fp shares
Buckton Holdings Ltd – unlisted company **Bucton Homes Ltd – unlisted company**	1,000,000 ordinary fp shares 2,500,000 ordinary fp shares

TOTAL	8,805,694 ordinary fp shares 1,000,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired On market purchases	292,709 fully paid shares
Number disposed	nil
Value/Consideration - purchases Note: If consideration is non-cash, provide details and estimated valuation.	$32,368
No. of securities held after change	9,098,403 ordinary fp shares 1,000,000 unlisted options
DIRECT INTEREST **A P Stirling**	2,855,000 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **A P Stirling – Grandchild** **A C Stirling – Adult child** **AGP Stirling – Adult child** **A V Stirling – Adult child** **A L Stirling – Adult child** **N T Stirling – Spouse** **Buckton Holdings Ltd – unlisted company** **Buckton Homes Ltd unlisted company**	20,000 ordinary fp shares 575,000 ordinary fp shares 567,709 ordinary fp shares 575,000 ordinary fp shares 745,694 ordinary fp shares 250,000 ordinary fp shares 1,000,000 ordinary fp shares 2,500,000 ordinary fp shares
TOTAL	9,098,403 ordinary fp shares 1,000,000 unlisted options
Nature of Changes	On Market Purchases for fp shares

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	

Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 31 October 2005

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: L6673

3 November 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Following are the results of the Resolutions put to members of the Company at today's Annual General Meeting.

Resolution 1 Financial Report and Directors' and Audit Report

To receive and consider the financial report, including the Directors' Declaration, for the year ended 30 June 2005 and the related Directors' Report and Audit Report.

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
18,630,274	350,000	-	-

Resolution 2. Adopotion of Remuneration Report

To consider and if thought fit pass the following as an ordinary resolution:

"that the section of the report of the Directors dealing with the remuneration of the Company's Directors and Executives ("remuneration report") be adopted."

Note: In accordance with Section 250R of the Corporations Act 2001, the vote on Resolution 2 will be advisory only and will not bind the Directors of the Company.

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
18,622,606	**357,668**	-	-

Resolution 3. Rotation/Re-election of Directors – Mr G Taylor

To consider, and if thought fit, pass the following as an ordinary resolution:

"that Mr Godfrey Edward Taylor, who retires by rotation in accordance with Clause 13.3 of the Company's Constitution, and being eligible, be re-elected as a Director of the Company."

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
18,630,274	350,000	-	-

Resolution 4. Ratification of the Share Placement announced on 5 September 2005

In accordance with Listing Rule 7.4 o consider and if thought fit, pass the following as an ordinary resolution:

"that the placement as announced to the Australian Stock Exchange on 5 September 2005 of 7,000,000 ordinary shares, which rank pari passu with existing shares, to:

Citicorp Nominees	1,450,000
Reginald Keene	500,000
S R Porter	150,000
Lady Marriott Pty Ltd	100,000
MB ONE Pty Ltd	290,000
K Korganow	135,000
CJM and V Best	75,000
Arras Pty Ltd & 50 Long Pty Ltd	500,000
Jogib Investments Pty Ltd	1,000,000
H Strik	5,000,000
Bligh Superannuation Pty Ltd	250,000
CEN Pty Ltd	500,000
Pacific International Petroleum Pty Ltd	500,000
Nefco Nominees Pty Ltd	950,000
Alexander Fleming Wylie	100,000

at an issue price of $0.10 per share to raise the Company $700,000 be ratified.

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
18,120,274	360,000	-	-

Yours faithfully,

Jan Forrester
Company Secretary

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

10 November 2005

The Australian Stock Exchange Limited,
Company Announcements Office,
10th Floor,
20 Bond Street
Sydney NSW
Australia

KIHABE BASE METALS PROJECT, PL 69/2003, BOTSWANA
(100% Mount Burgess Mining NL)
Identification of Carnotite

A recent review of data from exploration conducted by Billiton Botswana (Pty) Ltd in the 1980s at Kihabe, has revealed the identification of **Carnotite** in drill spoil and trenching within the quartzites of the basal Damara Supergroup.

Carnotite $\{K_2(UO_2)_2\ (VO_4)_2.\ 3H_2O\}$ is a radioactive, canary yellow, secondary mineral of **Uranium** and**Vanadium**.

This Carnotite appears to be distributed throughout the quartzites and as fracture fill mineralization, disseminated throughout this rock unit. The primary source of the Carnotite is believed to be from either the weathering of the underlying granite/gneiss complex or from the breakdown of the **Vanadinite**. The Carnotite was identified in drill chips and trenches in an area which returned assay values up to 0.65% Vanadium.

Accordingly, in terms of Section 18 (1) of the Mines and Minerals Act of the Republic of Botswana, the Company has submitted a request for an amendment to its Prospecting Licence 69/2003, to include the right to explore for **Nuclear Fuels** together with base and precious metals.

The Company must emphasise that although Carnotite has been recognised in drill spoil, neither the Company nor Billiton have previously assayed for Uranium. However, any pulps that can be recovered from the Company's recent drilling at Kihabe and all future drilling will be assayed for Uranium.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy.

Mr Spence is a full time employee of the Company.

Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the

RECEIVED
Rule 3.19A.2
2006 JAN -5 P 3:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alfred Patrick Stirling
Date of last notice	31October 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Alfred Patrick Stirling
INDIRECT INTEREST	A P Stirling - Grandchild A C Stirling – Adult Child
	A G P Stirling – Adult Child AV Stirling – Adult Child A L Stirling – Adult Child Buckton Holdings Ltd – unlisted company Buckton Homes Ltd – unlisted company M T Stirling - Spouse
Date of change	19 October, 2, 4, 7, 9 November 2005 and Amendment to Notice lodged 24 Feb 2004
No. of securities held prior to change **DIRECT INTEREST**	
A P Stirling	2,865,000 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **A P Stirling - Grandchild**	20,000 ordinary fp shares
A C Stirling - Adult Child **A G P Stirling - Adult Child**	575,000 ordinary fp shares 567,709 ordinary fp shares
A V Stirling – Adult child **A L Stirling – Adult child** **N T Stirling – Spouse**	575,000 ordinary fp shares 745,694ordinary fp shares 250,000 ordinary fp shares
Buckton Holdings Ltd – unlisted company **Bucton Homes Ltd – unlisted company**	1,000,000 ordinary fp shares 2,500,000 ordinary fp shares

+ See chapter 19 for defined terms.

TOTAL	9,098,403 ordinary fp shares 1,000,000 unlisted options
Class	Ordinary fp shares Unlisted Options
<u>Number acquired</u> **On market purchases**	724,150 fully paid shares
<u>Number disposed</u>	nil
Value/Consideration - purchases Note: If consideration is non-cash, provide details and estimated valuation.	$71,858.53
No. of securities held after change	9,822,553 ordinary fp shares 1,000,000 unlisted options
DIRECT INTEREST **A P Stirling**	3,341,150 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **A P Stirling – Grandchild** **A C Stirling – Adult child** **AGP Stirling – Adult child** **A V Stirling – Adult child** **A L Stirling – Adult child** **N T Stirling – Spouse** **Buckton Holdings Ltd – unlisted company** **Buckton Homes Ltd unlisted company**	 120,000 ordinary fp shares 575,000 ordinary fp shares 715,709 ordinary fp shares 575,000 ordinary fp shares 745,694 ordinary fp shares 250,000 ordinary fp shares 1,000,000 ordinary fp shares 2,500,000 ordinary fp shares
TOTAL	9,822,553 ordinary fp shares 1,000,000 unlisted options
Nature of Changes	On Market Purchases for fp shares

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	

Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 11 November 2005

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

16 November 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
ydney NSW
Australia

TSUMKWE DIAMOND EXPLORATION PROJECT NAMIBIA *(Listing Rule 3.1)*
Further Fresh Kimberlitic Garnets Recovered from Drilling

Following the recovery of 3 very fresh kimberlitic garnets from Drill Hole NAM 803, as announced to the market on 27th October, the Company has conducted further drilling of select geophysical targets in this area.

Results have been received overnight from Drill Holes NAM 818, (drilled 3.5 km south east of NAM 803) and NAM 819, (drilled 3 km east of NAM 803). NAM 818 contained 1 Class 4, very fresh kimberlitic pyrope garnet and NAM 819 contained 2 Class 4 kimberlitic pyrope garnets, described as "very fresh with no abrasion at all ".

NAM 819 was drilled 400m south west of Drill Hole TK 11, which contained a high niobium count of 31.4 ppm. Niobium, an element found in kimberlites, does not survive any distance from its source.

The combination of very fresh pyrope garnets with a high niobium count could indicate the presence of a nearby kimberlite/s source.

A rig is currently drilling in this area and will be mobilized to this location to drill test further geophysical targets.

Classification of Indicator Mineral Grains to determine the Distance they have travelled

	Mineral grains with remnants of their original surface	*Mineral grains without remnants of their original surface*
Grains that do not show any signs of wear indicating that they are either on kimberlite or have travelled only a short distance from a kimberlite source	*Class 1*	*Class 4*
Grains that show a slight amount of wear indicating that they have travelled a short to moderate distance from a kimberlite source	*Class 2*	*Class 5*
Grains that show moderate to extensive amounts of wear indicating that they could have travelled a moderate to a long distance from a kimberlite source	*Class 3*	*Class 6*

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy.

Mr Spence is a full time employee of the Company.

Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alfred Patrick Stirling
Date of last notice	11 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Alfred Patrick Stirling
INDIRECT INTEREST	A P Stirling - Grandchild A C Stirling – Adult Child
	A G P Stirling – Adult Child AV Stirling – Adult Child A L Stirling – Adult Child Buckton Holdings Ltd – unlisted company Buckton Homes Ltd – unlisted company M T Stirling - Spouse
Date of change	15 November 2005
No. of securities held prior to change **DIRECT INTEREST**	
A P Stirling	3,341,150 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **A P Stirling - Grandchild**	120,000 ordinary fp shares
A C Stirling - Adult Child **A G P Stirling - Adult Child**	575,000 ordinary fp shares 715,709 ordinary fp shares
A V Stirling – Adult child **A L Stirling – Adult child** **M T Stirling – Spouse**	575,000 ordinary fp shares 745,694 ordinary fp shares 250,000 ordinary fp shares
Buckton Holdings Ltd – unlisted company **Bucton Homes Ltd – unlisted company**	1,000,000 ordinary fp shares 2,500,000 ordinary fp shares

TOTAL	9,822,553 ordinary fp shares 1,000,000 unlisted options
Class	Ordinary fp shares Unlisted Options
<u>Number acquired</u> **On market purchases**	56,278 fully paid shares
<u>Number disposed</u>	nil
Value/Consideration - purchases Note: If consideration is non-cash, provide details and estimated valuation.	$5,346.41
No. of securities held after change	9,878,831 ordinary fp shares 1,000,000 unlisted options
DIRECT INTEREST **A P Stirling**	3,397,428 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **A P Stirling** – Grandchild **A C Stirling** – Adult **child** **AGP Stirling** – Adult **child** **A V Stirling** – Adult **child** **A L Stirling** – Adult **child** **M T Stirling** – Spouse **Buckton Holdings Ltd – unlisted company** **Buckton Homes Ltd unlisted company**	120,000 ordinary fp shares 575,000 ordinary fp shares 715,709 ordinary fp shares 575,000 ordinary fp shares 745,694 ordinary fp shares 250,000 ordinary fp shares 1,000,000 ordinary fp shares 2,500,000 ordinary fp shares
TOTAL	9,878,831 ordinary fp shares 1,000,000 unlisted options
Nature of Changes	On Market Purchases for fp shares

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	

Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 17 November 2005

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

18 November 2005

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

TSUMKWE DIAMOND EXPLORATION PROJECT NAMIBIA *(Listing Rule 3.1)*
Further Fresh Kimberlitic Garnets Recovered from Drilling

Following the Company's announcement on Wednesday 16th November, reporting on the recovery of very fresh kimberlitic garnets, particularly from drill hole NAM 819, the Company has received further results overnight.

NAM 821, drilled 1km to the north east of NAM 819 and NAM 826 drilled 3km west of NAM 819, each returned 1 very fresh Class 4 pyrope garnet, which could indicate the presence of a nearby kimberlite source.

The Company is currently drilling a number of geophysical targets in this area.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy.

Mr Spence is a full time employee of the Company.

Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

Classification of Indicator Mineral Grains to determine the Distance they have travelled

	Mineral grains with remnants of their original surface	Mineral grains without remnants of their original surface
Grains that do not show any signs of wear indicating that they are either on kimberlite or have travelled only a short distance from a kimberlite source	Class 1	Class 4
Grains that show a slight amount of wear indicating that they have travelled a short to moderate distance from a kimberlite source	Class 2	Class 5
Grains that show moderate to extensive amounts of wear indicating that they could have travelled a moderate to a long distance from a kimberlite source	Class 3	Class 6

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alfred Patrick Stirling
Date of last notice	17 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Alfred Patrick Stirling
INDIRECT INTEREST	A P Stirling - Grandchild A C Stirling – Adult Child
	A G P Stirling – Adult Child AV Stirling – Adult Child A L Stirling – Adult Child Buckton Holdings Ltd – unlisted company Buckton Homes Ltd – unlisted company M T Stirling - Spouse
Date of change	18 November 2005
No. of securities held prior to change **DIRECT INTEREST**	
A P Stirling	3,397,428 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **A P Stirling - Grandchild**	120,000 ordinary fp shares
A C Stirling - Adult Child **A G P Stirling - Adult Child**	575,000 ordinary fp shares 715,709 ordinary fp shares
A V Stirling – Adult child **A L Stirling – Adult child** **M T Stirling – Spouse**	575,000 ordinary fp shares 745,694 ordinary fp shares 250,000 ordinary fp shares
Buckton Holdings Ltd – unlisted company **Bucton Homes Ltd – unlisted company**	1,000,000 ordinary fp shares 2,500,000 ordinary fp shares

TOTAL	9,878,831 ordinary fp shares 1,000,000 unlisted options
Class	Ordinary fp shares Unlisted Options
<u>Number acquired</u> On market purchases	15,000 fully paid shares
<u>Number disposed</u>	nil
Value/Consideration - purchases Note: If consideration is non-cash, provide details and estimated valuation.	$1,425.00
No. of securities held after change	ordinary fp shares 1,000,000 unlisted options
DIRECT INTEREST **A P Stirling**	3,412,428 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **A P Stirling – Grandchild** **A C Stirling – Adult child** **AGP Stirling – Adult child** **A V Stirling – Adult child** **A L Stirling – Adult child** **M T Stirling – Spouse** **Buckton Holdings Ltd – unlisted company** **Buckton Homes Ltd unlisted company**	120,000 ordinary fp shares 575,000 ordinary fp shares 715,709 ordinary fp shares 575,000 ordinary fp shares 745,694 ordinary fp shares 250,000 ordinary fp shares 1,000,000 ordinary fp shares 2,500,000 ordinary fp shares
TOTAL	9,893,831 ordinary fp shares 1,000,000 unlisted options
Nature of Changes	On Market Purchases for fp shares

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	

Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 18 November 2005